FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person(1)	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol NationsRent, Inc. (NRNTQ)
(Last)(First)(Middle) Scherer, John C.	August 19, 2002	5. Relationship of Reporting Person to Issuer (Check all applicable)		6. If Amendment, Date of Original (Month/Day/Year)
(Street) 450 East Las Olas Blvd.	3. IRS Number of Reporting Person, (Voluntary)	☐ Director ☒ Officer (give title below) Vice President & Treasurer	☐ 10% Owner ☐ Other (specify below)
(City)(State)(Zip) Ft. Lauderdale, FL 33301				7. Individual or Joint/Group Filing (Check applicable line) ☒ Form filed by One Reporting Person ☐ Form filed by More Than One Reporting Person
TABLE I — NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	27,819	D	Not Applicable

(1)	If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

(Over)

FORM 3 (continued)

Table  II — Derivative Securities Beneficially Owned

(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/ Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	2/24/99(1)	2/24/08	Common Stock	38,979	$5.7725	D
Stock Options	6/29/00(1)	6/29/09	Common Stock	5,000	$5.5625	D
Stock Options	3/22/01(1)	3/22/10	Common Stock	15,000	$4.6250	D
Stock Options	11/29/01(1)	11/29/10	Common Stock	15,000	$1.6875	D
Stock Options	5/1/02(1)	5/1/11	Common Stock	50,000	$0.4500	D

  Explanation of Responses:

(1)	These options vest in four equal annual installments on the first, second, third and fourth anniversary of the date of grant beginning on the dates shown above. The Company believes that the option holders will not receive any value or distribution for their interests under a plan or plans of reorganization in connection with the Company’s chapter 11 case pending in the United States Bankruptcy Court for the District of Delaware.

/s/ John C. Scherer	August 19, 2002

** Signature of Reporting Person John C. Scherer	Date

         ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.